

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 27, 2017

Gustavo Estrella
Chief Financial Officer
CPFL Energia S.A.
Rua Gomes de Carvalho, 1510, 14th floor - Suite 142
CEP 04547-005 Vila Olímpia - São Paulo, São Paulo
Federative Republic of Brazil

> **Re: CPFL Energia S.A.**
> **Form 20-F for the fiscal year ended December 31, 2015**
> **Filed April 15, 2016**
> **File No. 001-32297**

Dear Mr. Estrella:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products